Exhibit 99.3

Notification of Directors and Persons Discharging Managerial Responsibility (“PDMRs”) Interests notified in accordance with DTR 3.1.4 (1) (a).

Further to its announcement on 17 June 2008, Imperial Tobacco Group PLC has today received confirmation from its auditors that, in accordance with the rules of each plan, they have completed their review of the adjustments of each of the Company’s employees’ share plans to reflect the effects of the Rights Issue, such adjustments having been, where appropriate, approved by HM Revenue & Customs.

These adjustments have resulted in the following additions to the Directors’ and PDMRs’ interests in ordinary shares under the Company’s employees’ share plans:-

 Long Term Incentive Plan

Executive Directors	Additional Total Interest	Previous Total Interest	Adjusted Total Interest

Gareth Davis	39,724	263,253	302,977

Robert Dyrbus	18,715	124,032	142,747

Graham Blashill	9,074	60,145	69,219

Alison Cooper	6,654	44,102	50,756

PDMRs	Additional Total Interest

Gary Aldridge	2,081

Matthew Phillips	3,427

Kathryn Turner	4,972

Share Matching Scheme

Executive Directors	Additional Total Interest	Previous Total Interest	Adjusted Total Interest

Gareth Davis	11,327	85,740	97,067

Robert Dyrbus	7,188	54,410	61,598

Graham Blashill	4,198	31,775	35,973

Alison Cooper	3,673	27,805	31,478

PDMRs	Additional Total Interest

Gary Aldridge	2,067

Matthew Phillips	1,430

Kathryn Turner	3,276

Sharesave Plan

Executive Directors	Additional Total Interest	Previous Total Interest	Adjusted Total Interest

Gareth Davis	202	1,558	1,760

Robert Dyrbus	93	621	714

Graham Blashill	121	1,344	1,465

Alison Cooper	101	670	771

PDMRs	Additional Total Interest

Gary Aldridge	121

Matthew Phillips	106

Kathryn Turner	101

T M Williams

Deputy Company Secretary

Copies of our announcements are available on our website:  www.imperial-tobacco.com